

DIVISION OF

CORPORATION FINANCE

Via U.S. Mail and Facsimile

Mail Stop 4631

October 2, 2009

Frank W. Hogan, III, Esq.
Senior Vice President, General Counsel and Secretary
Silgan Holdings Inc.
4 Landmark Square
Stamford, Connecticut 06901

> **Re: Silgan Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed September 10, 2009**
> **File No. 333-161837**

Dear Mr. Hogan:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the following on the cover page of the prospectus:

- Broker-dealers who receive new securities pursuant to the exchange offer

> acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

2. Based on disclosure on page 25 of the prospectus, we note that you intend to keep your offer open for not less than 30 days, and that the offer will expire at 5:00 p.m., rather than midnight, on a date to be identified. Please confirm supplementally that the offer will be open at least through midnight of the twentieth *business* day to ensure compliance with Rule 14e-1(a). Please also confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Expiration Date; Extensions; Amendments, page 27

3. You reserve the right to "delay the acceptance of any old notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Return of Old Notes, page 30

4. We note the disclosure indicating that you will credit old notes to an account maintained with the depository "as promptly as practicable" after the expiration date. Rule 14e-1(c) requires that you credit the notes "promptly" upon expiration. Please revise.

Legal Opinion

5. Please remove the qualifications in paragraphs (c) and (d) of the opinion. These qualifications appear to be items that should already be covered by the limitations expressed in paragraph (b)(ii) and (iii), to which we do not object, or refer to provisions of the Indenture and Exchange Notes that counsel should opine upon. If there are specific provisions of the Indenture as to which counsel can not render an opinion, please identify those provisions and explain why this is the case. Understand that we may have additional comments upon review of your response.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Robert J. Rawn, Esq. *(Via facsimile 212-541-1431)*
        Bryan Cave LLP
        1290 Avenue of the Americas
        New York, New York 10104